Mara L. Ransom & Dean Brazier

Legal Counsel

United States Securities & Exchange Commission

Dear Mara L. Ransom & Dean Brazier;

Please withdraw SEC Form 1-A/A for StreamNet, Inc. (SEC File Number 024-10590 / Filing Number: 161921739). The Edgar Filer Filed the Wrong Issuer SEC Form 1-A.

Thank you,

Thank you,

Mr. Darryl Payne

Chief Executive Officer

StreamNet, Inc.

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